EXHIBIT 99.1

FreeSeas Reports Third Quarter and Nine Month 2010 Financial Results

Company to Hold Conference Call at 11:00 a.m. ET this Morning on November 11th

PIRAEUS, Greece, Nov. 11, 2010 (GLOBE NEWSWIRE) -- FreeSeas Inc. (Nasdaq:FREE) (Nasdaq:FREEZ) ("FreeSeas" or the "Company"), a transporter of dry-bulk cargoes through the ownership and operation of a fleet of Handysize and Handymax vessels, announced today financial results for its third quarter and nine-month period ended September 30, 2010.

Third Quarter 2010 Highlights

  Reported adjusted net income of $0.6 million, or $0.10 basic and diluted earnings per share. Including various non-recurring items, the Company reported a net loss of $9.5 million or $1.51 basic and diluted loss per share. A table reconciling adjusted net income to net income can be found in footnote (1) to this release. All per-share amounts have been adjusted to reflect the Company's 1-for-5 reverse stock split effective October 1, 2010.
  Entered into shipbuilding contracts with a quality Chinese shipyard for the construction of two Handysize dry bulk vessels of approximately 33,600 dwt each for an aggregate purchase price of approximately $48.8 million. The vessels are scheduled for delivery in the second and third quarters of 2012.
  The Company entered into a commitment letter for pre-delivery and post-delivery debt financing up to an amount of $32.4 million from a leading international bank for the financing of the two newbuilding orders.
  Classified the M/V Free Hero, a 1995-built 24,318 dwt Handysize dry bulk vessel, as held for sale as the Company intends to sell it. As a result, posted a non-cash vessel impairment loss of $9.6 million.
  M/V Free Destiny, a 1982-built 25,240 dwt Handysize dry bulk vessel was delivered to its new owners and the Company posted a gain on sale of $0.8 million.

Comments from Management

Mr. Ion Varouxakis, Chairman and CEO, stated, "During the third quarter, we proceeded with the renewal of our fleet by selling the M/V Free Destiny, our oldest vessel, and placing two newbuilding orders at a reputable Chinese shipyard with deliveries expected during 2012. Moving forward, we intend to reshuffle our fleet to release equity, which will be applied to our fleet renewal program. The successful arrangement of pre- and post-delivery financing for our newbuilding orders at favorable financing terms is a testament of our strong relationship with leading financial institutions. We continue to be optimistic about the outlook of the Handysize/Handymax segment reflecting the continuous slippage and cancellation of newbuilding orders, consistent scrapping activity and increasing demand from destinations such as Africa and the Americas. This will result in increased ton-mile transportation requirements from ports with low infrastructure favoring versatile Handy vessels. We believe that we are well positioned to renew our fleet by leveraging on our balance sheet."

Mr. Alexandros Mylonas, CFO, added, "During the third quarter of 2010, our results have been affected by a number of non–recurring items which have resulted in a net loss. Excluding these items, our operational performance is consistent with the results posted in the third quarter of 2009 and in line with our expectations. The Company has continued generating cash through favorable chartering arrangements and close monitoring of our cost base. Our balance sheet has continued improving by further deleveraging of the balance sheet achieved through debt repayment and fleet renewal. Our net debt has been reduced from $128.4 million at December 31, 2009 to $113.1 million at September 30, 2010, translating into a net debt over total assets ratio of approximately 41%, which we deem to be favorable."

 Third Quarter 2010 Financial Review

  Operating revenues for the third quarter of 2010 were $13.8 million, as compared to $13.1 million reported during the same period of the prior year. The increase is due to higher rates earned during the period along with higher number of operating days driven by the addition of the M/V Free Neptune, which was counterbalanced by the sale of M/V Free Destiny.
  Vessel operating expenses for the third quarter of 2010 were $4.6 million as compared to $4.9 million for the same period of the prior year, and $5.3 million sequentially from the second quarter of 2010.
  Net loss for the third quarter of 2010 of $9.5 million, or $1.51 diluted loss per share based on 6.3 million basic and diluted weighted average number of shares, as compared to net income of $0.5 million, or $0.08 basic and diluted earnings per share based on 5.6 million basic and diluted weighted average number of shares, for the third quarter of 2009. The decrease in shares outstanding is the result of the Company's reverse stock split effective October 1, 2010. The split consolidated five shares of common stock into one share of common stock at a par value of $.001 per share. As a result of the reverse stock split, the number of outstanding common shares was reduced from 32,437,480 to 6,487,852, excluding outstanding and unexercised share options and warrants.
  Adjusted net income, which excludes (1) vessel impairment loss, (2) provision and write-offs of insurance claims and bad debts, (3) gain on sale of vessel, (4) stock-based compensation and (5) unrealized swap losses, for the third quarter of 2010 was $0.6 million, or $0.10 diluted earnings per share, as compared to $0.56 million, or $0.10 diluted earnings per share, for the third quarter of 2009. A table reconciling adjusted net income to net income can be found in footnote (1) to this release.
  Adjusted EBITDA for the quarter ended September 30, 2010 was $6.0 million compared to $5.9 million in the prior year's quarter. A table reconciling adjusted EBITDA to net income can be found in footnote (2) to this release.

2010 Nine-Month Financial Review

  Operating revenues for the first nine months of 2010 were $45.9 million, an increase of about 7% from $43.0 million in the comparable period of the prior year, largely due to higher rates earned during the period along with higher number of operating days driven by the addition of the M/V Free Neptune, which was counterbalanced by the sale of M/V Free Destiny.
  Vessel operating expenses totaled $14.7 million for the first nine months of 2010, as compared to $12.3 million for the comparable period of the prior year. The increase is attributable to the higher number of ownership days, higher operating expenses incurred during vessels' dry-docks (four dry-docks in 2010 versus one dry-dock in 2009) and the vigorous cost-cutting initiatives taken in 2009 as a response to the deteriorating market conditions prevailing at the time.
  Net loss for the first nine months of 2010 of $4.8 million, or $0.76 diluted losses per share based on 6.3 million basic and diluted weighted average number of shares outstanding, as compared to net income of $7.2 million, or $1.53 diluted earnings per share based on 4.7 million diluted shares outstanding, for the first nine months of 2009. All per-share amounts have been adjusted to reflect the Company's 1-for-5 reverse stock split effective October 1, 2010.
  Adjusted net income for the first nine months of 2010 was $5.7 million, or $0.90 diluted earnings per share, as compared to $7.0 million, or $1.48 diluted earnings per share, for the first nine months of 2009. A table reconciling adjusted net income to net income can be found in footnote (1) to this release.
  Adjusted EBITDA for the first nine months of 2010 was $21.9 million, compared to $24.7 million in the prior year period. A table reconciling adjusted EBITDA to net income can be found in footnote (2) to this release.

Balance Sheet and Debt Repayment Information

As of September 30, 2010, FreeSeas' cash and cash equivalents and restricted cash were $13.3 million and stockholders' equity was $140.1 million, compared to $9.6 million and $144.5 million, respectively, at December 31, 2009. The Company's principal repayments total $15.4 million remaining for 2010 (including the $2.7 million prepayment due as a result of the sale of M/V Free Destiny and $9.4 million assumed prepayment from the possible sale of the M/V Free Hero) and $13.9 million for 2011. The following table describes FreeSeas' annual debt repayment obligations for 2010 through 2016:

Year	Amount	Upcoming Obligations by Quarter
	(in 000s)		(in 000s)
2010	$15,423*	Q4 2010	$15,423 *
2011	$13,890
2012	$32,999**
2013	$13,590
2014	$13,590
2015	$14,642
2016	$22,275
Total	$126,409

*FreeSeas has already paid $4.7 million in principal as of November 8, 2010.
**Includes a balloon payment of $17.6 million due in November 2012, which FreeSeas currently intends to refinance, although there can be no assurances that it will be able to do so.

Fleet Employment (as of November 10, 2010)

Vessel Name	Type	Built	Dwt	Employment
M/V Free Envoy	Handysize	1984	26,318	35 day time charter trip at $10,000 per day through November 2010
M/V Free Goddess	Handysize	1995	22,051	60-65 day time charter trip at $11,250 per day through November 2010
M/V Free Hero	Handysize	1995	24,318	25-30 day time charter trip at $12,000 per day through December 2010
M/V Free Impala	Handysize	1997	24,111	45 day time charter trip at $9,000 per day for the first 40 days and then $11,000 per day through December 2010
M/V Free Jupiter	Handymax	2002	47,777	Balance of time charter at $25,216 per day through February 2011 and any day in excess at $28,000 per day through May 2011
M/V Free Knight	Handysize	1998	24,111	30-45 day time charter trip at $9,500 per day through December 2010
M/V Free Lady	Handymax	2003	50,246	50-60 day time charter trip at $23,750 per day through December 2010
M/V Free Maverick	Handysize	1998	23,994	35-40 day time charter trip at $12,000 per day through December 2010
M/V Free Neptune	Handysize	1996	30,838	35-40 day time charter trip at $14,500 per day through December 2010

Conference Call with Accompanying Slide Presentation

The Company will discuss these results in a conference call later this morning at 11:00 a.m. ET.

The dial-in numbers are:

(866) 861-6730 (U.S.)

(702) 696-4678 (INTERNATIONAL)

The conference call will also be broadcast live via the "Investor Relations" section of FreeSeas's website at www.freeseas.gr or interested parties can click on the following link: http://investor.shareholder.com/media/eventdetail.cfm?eventid=87635&CompanyID=FREE&e=1&mediaKey=EB9ADB8E14D55FD69646AF90B449183D

The Company will also have an accompanying slide presentation available approximately 30 minutes prior to the conference call. The webcast will be archived and accessible for approximately 15 days if you are unable to listen to the live call. To listen to the live call, please go to the website at least 15 minutes early to register, download and install any necessary audio software. If you are unable to participate in the live call, the conference call will be archived and can be accessed for approximately 30 days.

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of drybulk cargoes through the ownership and operation of drybulk carriers. Currently, it has a fleet of seven Handysize vessels and two Handymax vessels. FreeSeas' common stock and warrants trade on the NASDAQ Global Market under the symbols FREE and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC's website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, http://www.freeseas.gr.

The FreeSeas Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=5981

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as "expects,'' "intends,'' "plans,'' "believes,'' "anticipates,'' "hopes,'' "estimates,'' and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

PERFORMANCE INDICATORS
(All amounts in tables in thousands of United States dollars, except for fleet data )

	Three Months Ended		Nine Months Ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
EBITDA (2)	$ 6,020	$ 5,876	$ 21,877	$ 24,740
Fleet Data:
Average number of vessels (3)	9.62	9.40	9.87	9.14
Ownership days (4)	885	865	2,695	2,494
Available days (5)	852	845	2,604	2,454
Operating days (6)	837	828	2,510	2,416
Fleet utilization (7)	98.2%	98.0%	96.4%	98.5%
Average daily results:
Average TCE rate (8)	$ 14,918	$ 14,598	$ 16,586	$ 16,466
Vessel operating expenses (9)	5,234	5,624	5,442	4,918
Management fees (10)	540	548	561	526
General and administrative expenses (11)	1,020	836	1,034	1,001
Total vessel operating expenses (12)	$ 5,774	$ 6,172	$ 6,003	$ 5,444

(1) Adjusted net income reconciliation to net income:
Adjusted Net Income. We consider adjusted net income to represent net earnings before stock based compensation expense, unrealized (gain)/loss on derivative instruments, vessel impairment loss, (gain) or loss on sale of vessel and provision and write-offs of insurance claims and bad debts. Adjusted Net Income is a non-GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of Adjusted Net Income may not be comparable to that reported by other companies. Adjusted Net Income is included herein because it is an alternative measure of our liquidity performance and indebtedness.
	Three Months Ended		Nine Months Ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
Net income (loss)	$ (9,510)	$ 465	$ (4,815)	$ 7,222
Stock-based compensation expense	141	3	418	9
Unrealized swap (gains)/losses	21	44	99	(416)
Vessel impairment loss	9,569	--	9,569	--
(Gain) on sale of vessel	(807)	--	(807)	--
Provision and write-offs of insurance claims and bad debts	1,210	50	1,210	150
Adjusted Net Income	$ 624	$ 562	$ 5,674	$ 6,965

(2) EBITDA reconciliation to net income:
Adjusted EBITDA. We consider Adjusted EBITDA to represent net earnings before interest, taxes, depreciation and amortization, amortization of deferred revenue, back log asset, stock-based compensation expense, vessel impairment loss, (gain)/loss on derivative instruments, (gain) or loss on sale of vessel and provision and write-offs of insurance claims and bad debts. Under the laws of the Marshall Islands, we are not subject to tax on international shipping income. However, we are subject to registration and tonnage taxes, which have been included in vessel operating expenses. Accordingly, no adjustment for taxes has been made for purposes of calculating Adjusted EBITDA. Adjusted EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is an alternative measure of our liquidity performance and indebtedness.
	Three Months Ended		Nine Months Ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
Net income (loss)	$ (9,510)	$ 465	$ (4,815)	$ 7,222
Depreciation and amortization	4,401	4,337	13,315	13,197
Amortization of deferred revenue	(260)	(83)	(772)	179
Back log asset	--	--	--	907
Stock-based compensation expense	141	3	418	9
Vessel impairment loss	9,569	--	9,569	--
(Gain)/loss on derivative instruments	177	167	541	5
Interest and finance cost, net	1,099	937	3,218	3,071
(Gain) on sale of vessel	(807)	--	(807)	--
Provision and write-offs of insurance claims and bad debts	1,210	50	1,210	150
Adjusted EBITDA	$ 6,020	$ 5,876	$ 21,877	$ 24,740

(3) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.
(4) Ownership days are the total number of days in a period during which the vessels in our fleet have been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.
(5) Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues.
(6) Operating days are the number of available days less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.
(7) We calculate fleet utilization by dividing the number of our fleet's operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for any unforeseen reasons.
(8) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing operating revenues (net of voyage expenses and commissions) by operating days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods:

	Three Months Ended		Nine Months Ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
Operating revenues	$ 13,824	$ 13,077	$ 45,931	$ 43,000
Voyage expenses and commissions	(1,338)	(990)	(4,301)	(3,217)
Net operating revenues	12,486	12,087	41,630	39,783
Operating days	837	828	2,510	2,416
Time charter equivalent daily rate	$ 14,918	$ 14,598	$ 16,586	$ 16,466

(9) Average daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

	Three Months Ended		Nine Months Ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
Vessel operating expenses	$ 4,632	$ 4,865	$ 14,666	$ 12,266
Ownership days	885	865	2,695	2,494
Daily vessel operating expense	$ 5,234	$ 5,624	$ 5,442	$ 4,918

(10) Daily management fees are calculated by dividing total management fees paid on ships owned by ownership days for the relevant time period.
(11) Average daily general and administrative expenses are calculated by dividing general and administrative expenses (excluding stock-based compensation expense) by ownership days for the relevant period.
(12) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of daily vessel operating expense and daily management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

FREESEAS INC.
CONDENSED UNAUDITED STATEMENTS OF OPERATIONS
(All amounts in tables in thousands of United States dollars, except for share and per share data)

	For three months ended 30-Sep-10 (Unaudited)	For three months ended 30-Sep-09 (Unaudited)	For nine months ended 30-Sep-10 (Unaudited)	For nine months ended 30-Sep-09 (Unaudited)
OPERATING REVENUES	$ 13,824	$ 13,077	$ 45,931	$ 43,000

OPERATING EXPENSES:
Voyage expenses	(532)	(299)	(1,638)	(938)
Commissions	(806)	(691)	(2,663)	(2,279)
Vessel operating expenses	(4,632)	(4,865)	(14,666)	(12,266)
Depreciation expense	(3,963)	(3,910)	(11,850)	(11,996)
Amortization of deferred charges	(438)	(427)	(1,465)	(1,201)
Management and other fees to a related party	(478)	(474)	(1,513)	(1,312)
General and administrative expenses	(1,044)	(726)	(3,204)	(2,505)

Provision and write-offs of insurance claims and bad debts	(1,210)		(1,210)
Gain on sale of vessel	807	--	807	--
Vessel impairment loss	(9,569)	--	(9,569)	--
Income (loss) from operations	$ (8,041)	$ 1,685	$ (1,040)	$ 10,503

OTHER INCOME (EXPENSE):
Interest and finance costs	$ (1,106)	$ (946)	$ (3,254)	$ (3,094)
Loss on derivative instruments	(177)	(167)	(541)	(5)
Interest income	7	9	36	23
Other	(193)	(116)	(16)	(205)
Other (expense)	$ (1,469)	$ (1,220)	$ (3,775)	$ (3,281)

Net income (loss)	$ (9,510)	$ 465	$ (4,815)	$ 7,222

Earnings/(loss) per share, basic and diluted	$ (1.51)	$ 0.08	$ (0.76)	$ 1.53
Weighted average number of shares, basic and diluted	6,313,496	5,631,296	6,313,496	4,705,060
	6,313,496	5,631,296	6,313,496	4,705,060

FREESEAS INC.
CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEETS
(All amounts in tables in thousands of United States dollars, except for share and per share data)

	September 30, 2010	December 31, 2009
	(Unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$ 11,815	$ 6,341
Restricted cash	--	1,750
Trade receivables, net	1,918	2,011
Insurance claims	889	9,240
Due from related party	1,332	1,410
Inventories	1,020	601
Prepayments and other	476	772
Vessel held for sale	13,415	--
Total current assets	$ 30,865	$ 22,125

Advances for vessels under construction	5,495	--
Fixed assets, net	234,303	270,701
Deferred charges, net	3,445	2,995
Restricted cash	1,500	1,500
Total non-current assets	$ 244,743	$ 275,196

Total Assets	$ 275,608	$ 297,321

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Account payable	$ 5,266	$ 10,746
Accrued liabilities	1,466	1,310
Due to related party	63	18
Unearned revenue	602	416
Derivative financial instruments - current portion	567	566
Deferred revenue-current portion	398	1,032
Bank loans - current portion	25,615	15,400
Total current liabilities	$ 33,977	$ 29,488

Derivative financial instruments - net of current portion	782	684
Deferred revenue-net of current portion	--	138
Bank loans - net of current portion	100,794	122,559
Total long - term liabilities	$ 101,576	$ 123,381

Commitments and Contingencies
SHAREHOLDERS' EQUITY:
Common stock	6	6
Additional paid-in capital	127,493	127,075
Retained earnings	12,556	17,371
Total shareholders' equity	140,055	144,452
Total Liabilities and Shareholders' Equity	$ 275,608	$ 297,321
CONTACT:  FreeSeas Inc.
          Alexandros Mylonas, Chief Financial Officer
          011-30-210-45-28-770
          Fax: 011-30-210-429-10-10
          info@freeseas.gr
          www.freeseas.gr

          The Equity Group
          Investor Relations
          Adam Prior, Vice President
          212-836-9606
          aprior@equityny.com
          www.theequitygroup.com